UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41933

Haoxi Health Technology Limited

Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District

Beijing, China

+86-10-13311587976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Entry into A Material Contract

On November 27, 2024, Haoxi Health Technology Limited (the “Company”), entered into a warrant exchange agreement (the “Exchange Agreement”) with certain holders (the “Holders”) of 3,998,000 Series A warrants (the “Warrants”), each to purchase five Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of the Company at an exercise price of $0.6 per share. The Series A Warrants were issued on September 20, 2024 to the Holders in an underwritten offering pursuant to a registration statement on Form F-1 (File No. 333-280174) as amended, which was declared effective on September 19, 2024. Pursuant to the Exchange Agreement, the Holders agreed to surrender 3,998,000 Warrants for cancellation and the Company agreed, in exchange, to issue an aggregate of 19,990,000 Class A Ordinary Shares to the Holders.

The Exchanged Shares were issued pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(9) of the Securities Act.

The foregoing description of the Exchange Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of such document, which is attached as Exhibit 10.1 to this Current Report on Form 6-K and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Exchange Agreement, dated November 27, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxi Health Technology Limited

Date: November 27, 2024	By:	/s/ Zhen Fan
	Name:	Zhen Fan
	Title:	Chief Executive Officer

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